UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11-A)*

GENERAL COMMUNICATION, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

369385 10 9
(CUSIP Number)

John M. Lowber
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 10 9

(1)           Names of Reporting Persons: Ronald A. Duncan
I.R.S. Identification No. of Above Persons (entities only).

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  □ (b)  ☑

(3)           SEC Use Only

(4)           Source of Funds (See Instructions)  PF, OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

(6)           Citizenship or Place of Organization  United States of America
Number of Shares Beneficially Owned by Each Reporting Person With (1)	(7)	Sole Voting Power	2,189,984 (2), (3)
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	2,189,984 (2), (3)
	(10)	Shared Dispositive Power	0

(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
2,189,984 (2), (3)

(12)           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

(13)           Percent of Class Represented by Amount in Row (11)  5.52% (2), (3), (4)

(14)           Type of Reporting Person (See Instructions)  IN
-----------------------------------------------
(1)           As of February 3, 2012 (the “Event Date”).

(2)           Includes shares of Class B Common Stock, no par value per share, of the Issuer (the “Class B Common Stock”) beneficially owned by Mr. Duncan since each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(3)           Includes the following: (a) 158,634 shares of Class A Common Stock and 6,165 shares of Class B Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan; (b) 400,000 shares of Class A Common Stock subject to options granted under the Issuer’s Stock Option Plan to Mr. Duncan which he has the right to acquire within 60 days of the Event Date by the exercise of stock options; and (c) 969,528 shares of Class A Common Stock and 655,644 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 852,733 shares of Class A Common Stock and 655,644 shares of Class B Common Stock are pledged as security).  Does not include the following: (i) 35,560 shares of Class A Common Stock or 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); (ii) 30,660 shares of Class A Common Stock or 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership; or (iii) 392 shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary, of which Mr. Duncan disclaims beneficial ownership (Mr. Duncan does not disclaim beneficial ownership of an additional 131 shares of Class A Common Stock held by Missy, LLC, which are included within the shares for which Mr. Duncan has a pecuniary interest in subclause (c) above).

(4)           Based on 39,043,419 shares of Class A Common Stock outstanding (as provided by the Issuer as of December 31, 2011), and 661,809 shares of Class B Common Stock beneficially owned by Mr. Duncan as of the Event Date.

This Amendment No. 11-A (this “Eleventh Amendment”) hereby amends and supplements, but is not a complete restatement of, the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the Class A Common Stock, no par value per share (the “Class A Common Stock”), of General Communication, Inc. (the “Issuer”) as a result of an event on May 1, 1988, as amended by Amendment No. 1-A filed with the Commission as a result of an event on January 1, 1989, Amendment No. 2-A filed with the Commission as a result of an event on July 21, 1989, Amendment No. 3-A filed with the Commission as a result of an event on June 18, 1991, Amendment No. 4-A filed with the Commission on November 1, 1992, Amendment No. 5-A filed with the Commission as a result of an event on February 1, 1993, Amendment No. 6-A filed with the Commission as a result of an event on May 28, 1993, Amendment No. 7-A filed with the Commission on November 14, 1996, Amendment No. 8-A filed with the Commission on October 6, 1997, Amendment No. 9-A filed with the Commission on November 25, 1998 and Amendment No. 10-A filed with the Commission on November 18, 2010 (the “Tenth Amendment” and together with all amendments including this Eleventh Amendment, the “Schedule 13D”).  This Eleventh Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

As of the filing date for the Tenth Amendment, Mr. Duncan had ceased to be the beneficial owner of more than five percent of the aggregate of Class A Common Stock and Class B Common Stock of the Issuer.  As of the Event Date for this Eleventh Amendment and due to certain repurchases of Class A Common Stock by the Issuer since the Tenth Amendment as described below, Mr. Duncan once again became the beneficial owner of more than five percent of the aggregate of Class A Common Stock and Class B Common Stock of the Issuer.

The Schedule 13D is supplemented and amended as follows:

Item 4.         Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented to include the following:

On the Event Date, Mr. Duncan exercised an option to acquire 150,000 shares of Class A Common Stock.  Mr. Duncan currently holds additional options to purchase 400,000 shares of Class A Common Stock that he had the right to exercise within 60 days of the Event Date.

Mr. Duncan is the President of the Issuer.  He currently owns shares of Class A Common Stock and Class B Common Stock for investment purposes only.  Mr. Duncan will review his investments in Class A Common Stock and Class B Common Stock from time to time and, subject to applicable law and regulation and depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Class A Common Stock or Class B Common Stock or other securities related to the Issuer, and other general market and investment conditions, he may determine to (1) acquire additional Class A Common Stock or Class B Common Stock through open market purchases or otherwise; (2) sell Class A Common Stock or Class B Common Stock through open market sales or otherwise; or (3) otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that Mr. Duncan will take any such actions.

Except as set forth in the Schedule 13D, Mr. Duncan has no present plans or proposals which may relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)           The aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Duncan as of the Event Date are 2,189,984 shares and 5.52%, respectively.

These shares include the following: (i) 158,634 shares of Class A Common Stock and 6,165 shares of Class B Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan (the “401(k) Plan”); (ii) 400,000 shares of Class A Common Stock subject to options granted under the Issuer’s Stock Option Plan to Mr. Duncan which he has the right to acquire within 60 days of the Event Date by the exercise of stock options; and (iii) 969,528 shares of Class A Common Stock and 655,644 shares of Class B Common Stock to which Mr. Duncan has a pecuniary interest (and for which 852,733 shares of Class A Common Stock and 655,644 shares of Class B Common Stock are pledged as security).  These shares do not include the following: (A) 35,560 shares of Class A Common Stock or 8,242 shares of Class B Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); (B) 30,660 shares of Class A Common Stock or 27,020 shares of Class B Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership; or (C) 392 shares of Class A Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary, of which Mr. Duncan disclaims beneficial ownership (Mr. Duncan does not disclaim beneficial ownership of an additional 131 shares of Class A Common Stock held by Missy, LLC, which are included within the shares for which Mr. Duncan has a pecuniary interest in subclause (iii) above).

(b)           The number of shares of Class A Common Stock and Class B Common Stock as to which the following apply to Mr. Duncan are as follows:  (i) sole power to vote or to direct the vote:  2,189,984;  (ii) shared power to vote or to direct the vote: 0; (iii) sole power to dispose or to direct the disposition: 2,189,984; and (iv) shared power to dispose or to direct the disposition: 0.

(c)           All transactions in shares of Class A Common Stock or Class B Common Stock by Mr. Duncan during the past 60 days are reflected in Item 4 of this Eleventh Amendment.

(d)           Under the terms of the 401(k) Plan, the shares of Class A Common Stock and Class B Common Stock are acquired for the benefit of Mr. Duncan, and any dividends that might be issued would be held by the 401(k) Plan for the benefit of Mr. Duncan.  The Issuer’s existing bank loan agreements and other debt instruments contain provisions that prohibit the payment of certain dividends.

(e)           In the Tenth Amendment, it was reported that as of April 10, 2002, Mr. Duncan ceased to be the beneficial owner of more than five percent of the aggregate of the outstanding Class A Common Stock of the Issuer, together with the number of shares of Class B Common Stock of the Issuer that Mr. Duncan beneficially owned.  The Issuer’s Board of Directors has authorized a common stock buyback program for the repurchase of Class A Common Stock and Class B Common Stock in order to reduce the outstanding shares of Class A Common Stock and Class B Common Stock. Under this program, during 2011 the Issuer repurchased 5.2 million shares of Issuer common stock.  As a result of the reduced number of shares outstanding following the common stock repurchases, Mr. Duncan’s aggregate beneficial ownership percentage of Class A Common Stock and Class B Common Stock as of the Event Date was 5.52%.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2012
       Date

    /s/ Ronald A. Duncan
       Signature

Ronald A. Duncan
     Name / Title